Exhibit 99.94

NexGen Announces Filing of NI 43-101 Technical Report on its Rook I Project

Vancouver, BC, March 31, 2017 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) is pleased to report that today it filed a technical report on its wholly-owned Rook 1 project (the “Technical Report”) pursuant to National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (NI 43-101”). The Technical Report supports the disclosure made by the Company in its March 6, 2017 news release announcing an updated inferred mineral resource estimate for the Arrow deposit.

The Technical Report bearing an effective date of March 31, 2017 is entitled: “Technical Report on the Rook I Property, Saskatchewan, Canada” and was prepared by Mr. Mark Mathisen, C.P.G. and Mr. David Ross, P.Geo., each of whom is a “qualified person” for the purposes of NI 43-101.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production. NexGen’s goal is to become the world’s leading supplier of mined uranium.

NexGen owns a portfolio of highly prospective uranium assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Deposit, in February 2014 and Bow Discovery in March 2015 and the Harpoon Discovery in August 2016. The Arrow Deposit’s March 31, 2017 updated Mineral Resource comprises an Indicated Mineral Resource of 179.5 M lbs of U3O8 within 1.18 M tonnes grading 6.88% U3O8, and an Inferred Mineral Resource of 122.1 M lbs of U3O8 contained within

4.25 M tonnes grading 1.30% U3O8.

The effective date of the mineral resource estimate is December 20, 2016. For a description of the key assumptions, parameters, and methods used to estimate the mineral resource please refer to the Technical Report (as defined above).

Scientific and technical information in this news release has been reviewed and approved by Garrett Ainsworth, NexGen’s Vice-President, Exploration and Development, a “qualified person” for the purposes of NI 43-101.

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca